EXHIBIT 99.1

Sono Group Receives Additional Staff Determination Letter from Nasdaq

MUNICH, Germany, Sept. 01, 2023 (GLOBE NEWSWIRE) -- On August 28, 2023, solar tech company Sono Group N.V. (NASDAQ: SEV) (the “Company”) received a staff determination letter (the “Letter”) from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that on March 20, 2023, the Staff had notified the Company that the bid price of its listed securities had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5450(a)(1). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 18, 2023, to regain compliance with the Rule. The Letter goes on to state that for the past 12 consecutive trading days the closing bid price of the Company’s common stock has been below $0.10 and that, accordingly, pursuant to Listing Rule 5810(c)(3)(A)(iii), this matter serves as an additional basis for delisting the Company’s securities from Nasdaq. In addition, the Letter refers to the resignation of four of five members of the Company’s supervisory board in April 2023, including all of its independent members, and states that the Company no longer meets the audit committee requirement for continued listing on Nasdaq set forth in Listing Rule 5605(c)(2) and that, as such, this matter further serves as an additional basis for delisting the Company’s securities from Nasdaq.

The Company had previously issued press releases and disclosed on Form 6-Ks its failure to meet requirements for continued listing on Nasdaq as follows: (i) on March 22, 2023, the $1 per share mimimum bid price requirement set forth in Listing Rule 5450(a)(1); (ii) on April 21, 2023, the audit committee requirement pursuant to Listing Rule 5605(c)(2)(A); and (iii) on May 8, 2023, the requirement of Listing Rule 5250(c)(1) to timely file the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”).

Furthermore, on July 18, 2023, the Company issued a press release and disclosed on Form 6-K the receipt of a written notice from Nasdaq on July 12, 2023 (the „Notice“) stating that the Staff had determined that the Company’s securities would be delisted from Nasdaq in accordance with Listing Rules 5101, 5110(b) and IM-5101-1 referencing, among other matters, the Company’s application to the insolvency court of Munich, Germany, to permit the opening of a self-administration proceeding with respect to the Company pursuant to Section 270 et seqq. of the German Insolvency Code. The application for self-administration proceedings was made and disclosed by the Company on May 15, 2023. The Notice further stated that trading of the Company’s common shares would be suspended at the opening of business on July 21, 2023, and a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on Nasdaq. The Notice also stated that the Company’s failure to timely file its 2022 Form 20-F as required under Listing Rule 5250(c)(1) served as an additional and separate basis for delisting.

The Company has requested a hearing before the Nasdaq Hearings Panel to appeal the Staff’s delisting determination of July 12, 2023, and intends to present its views and planned measures to cure the deficiencies mentioned herein at its hearing with the Nasdaq Hearings Panel.

CONTACT

Press:
press@sonomotors.com | www.sonomotors.com/press

Investors:
ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions set forth in the Company’s filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.